INDOSAT REPORTS ITS UNAUDITED CONSOLIDATED OPERATING AND FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF 2005

Jakarta, 27 October 2005. PT Indosat Tbk (“Indosat” or “the Company”) released its un-audited consolidated operating and financial results for the first nine months of 2005. The Company recorded operating revenues and operating income for the period ended 30 September 2005 amounting to Rp8,908.6 billion and Rp2,859.7 billion, respectively. Net income was recorded as Rp1,018.4 billion for the same period. The financial statements for the period ended 30 September 2004 were restated following the early of Statement of Financial Accounting Standards (‘‘SAK’’) 24 (Revised 2004), ‘‘Accounting for Employee Benefits’’, and SAK 38 (Revised 2004), ‘‘Accounting for Restructuring Transactions of Entities under Common Control’’.

Net income in the first nine months of 2005 declined 32.8% mainly due to one off pre-tax gain on sale of shares in subsidiaries amounting to Rp394.3 billion in the first nine months 2004.  The Company also recorded an increase in other expenses mainly due to translation loss on foreign exchange-net (non cash expense) amounting to Rp357.6 billion in the first nine months of 2005 as a result of the weakening Rupiah in the third quarter 2005.

For the period ended 30 September 2005, cellular, fixed telecommunications, and Multimedia, Data Communications, and Internet (MIDI) services contributed 75.1%, 11.0%, and 13.9% respectively to our operating revenues.

The financial statements were prepaid in accordance with the Indonesian Generally Accepted Accounting Principles.

Financial Summary

For the period ended 30 September

Description (in Rp billion, except subscriber)	2004 (Restated 1)	2005	Change (%)
Cellular Subscribers (in thousand)	8,977	12,688	41.3%
Operating Revenues	7,803.5	8,908.6	14.2%
Operating Expenses	5,125.9	6,049.0	18.0%
Operating Income	2,677.6	2,859.7	6.8%
Other income (expenses) 2)	(528.2)	(1,344.9)	154.6%
Net Income	1,516.2	1,018.4	-32.8%
EBITDA	4,600.6	5,078.7	10.4%

(1)

Restated for the early adoption of Statement of Financial Accounting Standards (‘‘SAK’’) 24 (Revised 2004), ‘‘Accounting for Employee Benefits’’, and SAK 38 (Revised 2004), ‘‘Accounting for Restructuring Transactions of Entities under Common Control’’.

(2)

In 9M-04 we recorded pre-tax gain on sale of our shares in subsidiaries amounting to Rp394.3 billion

“In the first nine months of 2005, our consolidated revenues grew by 14.2%, operating income grew by 6.8%, and EBITDA grew by 10.4% compared to the same period last year. Net income decreased mainly due to the absence of one off gain and translation loss on foreign exchange as a result of weakening Rupiah however, we are optimistic of achieving our full year guidance of between 13 to 14 million subscribers by year end.” explained Hasnul Suhaimi, President Director of Indosat. “In anticipation of the surge in demand for our services during the festivities and holiday seasons in fourth quarters, we had put in place sufficient network capacities and facilities,” added Hasnul.

Indosat will hold its quarterly conference call with analyst and investors on 28 October 2005 at 3 pm Jakarta time to discuss its operating and financial results.

Indosat is a leading telecommunication and information provider that provides : cellular (Mentari, Matrix and IM3), IDD (IDD 001, IDD 008 and FlatCall 016), and fixed wireless services (StarOne), Multimedia, Data Communications and Internet (MIDI). Indosat’s shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depositary Shares are listed on the new York Stock Exchange (NYSE:IIT).

For further information please contact :

Corporate Secretary

Telp : 62-21-3869 614

Fax : 62-21-380 4045

E-mail: investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.